REPROS THERAPEUTICS INC.

2408 Timberloch Place, Suite B-7

The Woodlands, Texas 77380

August 1, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor, Division of Corporation Finance, Office of Healthcare & Insurance

Re:	Repros Therapeutics Inc.

Registration Statement on Form S-3

Filed July 24, 2017

File No. 333-219428

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Repros Therapeutics Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-219428), so that such registration statement may become effective at 4:00 p.m. (Washington, D.C. time) on August 4, 2017, or as soon as practicable thereafter.

REPROS THERAPEUTICS INC.

By:	/s/ Kathi Anderson
Name:	Kathi Anderson
Title:	Chief Financial Officer